UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V.

ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2013

Guadalajara, Jalisco, Mexico, February 26, 2014 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the fourth quarter ended December 31, 2013. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). All amounts are presented in nominal pesos.

Summary of Fourth Quarter 2013 vs. Fourth Quarter 2012:

•      The sum of aeronautical and non-aeronautical revenues increased Ps. 129.6 million (11.5%). Total revenues increased Ps. 126.4 million, or 10.4%.

•      Cost of services increased Ps. 2.4 million, or 0.8%, compared with 4Q12.

•      Operating Income increased Ps. 104.1 million (20.2%).

•      EBITDA increased Ps. 119.1 million, or 16.4%, in 4Q13 compared with 4Q12. EBITDA margin (excluding the effects of IFRIC 12) increased from 64.4% in 4Q12 to 67.3% in 4Q13.

•      Net income and comprehensive income in 4Q13 increased by Ps. 368.8 million (70.0%), mainly due to the effect of deffered taxes, that generated a benefit of Ps. 207.4 million in the financial results, due to the 2014 fiscal reform.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Raul Revuelta Musalem, Chief Financial Officer	Maria Barona
Miguel Aliaga, Institutional Relations Officer	Rafael Borja
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (33) 38801100 ext 202	Tel: 212 406 3691 / 3693
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us at:       http://twitter.com/aeropuertosGAP

Operating Results

During the fourth quarter of 2013, total terminal passengers increased by 649.8 thousand passengers, representing a 12.0% increase as compared to the same period of 2012. Domestic and international passenger traffic increased by 486.5 thousand passengers and 163.3 thousand passengers, respectively.

Total passenger traffic growth during the fourth quarter of 2013 was mainly driven by increases at the airports of Guadalajara (15.0%), Tijuana (18.9%) and Los Cabos (7.8%), whose traffic increased by 284.9 thousand, 182.7 thousand and 59.6 thousand passengers, respectively.

It is important to mention the opening of the following routes during 4Q13:

Domestic:

Note: The number of frequencies or available seats on the above-mentioned routes are subject to change without notice.

Fourth Quarter 2013 Report	Page 2 of 19

International:

Note: The number of frequencies or available seats on the above-mentioned routes are subject to change without notice.

Domestic Terminal Passengers (in thousands):

Fourth Quarter 2013 Report	Page 3 of 19

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Fourth Quarter 2013 Report	Page 4 of 19

Consolidated Results for 4Q13

- Net income and comprehensive income per share are calculated considering 561,000,000 outstanding shares.

U.S. dollar figures were converted from pesos to U.S. dollar at a rate of Ps. 13.0980 per U.S. dollar (noon buying rate on December 31, 2013, as published by the Board of Governors of the Federal Reserve).

Fourth Quarter 2013 Report	Page 5 of 19

Revenues (for 4Q13)

•        Aeronautical revenues increased Ps. 87.5 million, or 10.2%.

•        Non-aeronautical revenues increased Ps. 42.1 million, or 15.8%.

•        Revenues from improvements to concession assets decreased Ps. 3.2 million, or 3.6%.

•        Total revenues increased Ps. 126.4 million (10.4%).

Aeronautical revenues

Aeronautical revenues increased by Ps. 87.5 million, mainly due to an increase of Ps. 95.3 million in revenues from passenger charges, related to the growth in total passenger traffic. During 4Q13, the Company did not obtain any revenues from the operation of airbuses and passenger walkways due to the fact that the Company stopped providing these services directly as of November 2012, whereupon they were taken over by a third-party provider. During 4Q12, these services represented revenues of Ps. 3.4 million.

Non-aeronautical revenues

Non-aeronautical revenues increased Ps. 42.1 million, due to a Ps. 16.5 million increase in revenues from business lines operated directly by the Company, as well as an increase of Ps. 19.1 million in recovery of cost revenues, as a result of the Company providing checked baggage inspection services to a greater number of airlines during the fourth quarter of 2013. Revenues from business lines operated by third parties increased Ps. 6.5 million, or 3.8%, despite a decrease in other commercial revenues of Ps. 1.7 million due to a Ps. 5.1 million one-time payment received in 4Q12 for a contract assignment, which did not repeat in 4Q13. This decrease was partially offset by a Ps. 3.4 million increase in other revenues.

Fourth Quarter 2013 Report	Page 6 of 19

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) decreased by Ps. 3.2 million, or 3.6%, due to the fact that investments made during 2013 were 22.7% lower than the investments undertaken in 2012, due to lower investment commitments under our Master Development Programs for 2013.

Total operating expenses in 4Q13 increased Ps. 22.3 million, or 3.2%, compared to 4Q12 due to the following:

➢ In 4Q13, cost of services increased Ps. 2.4 million, or 0.8% compared with 4Q12, mainly due to the following factors:

-	Other operating expenses increased Ps. 11.1 million, due to legal defense fees of Ps. 7.6 million, as well as Ps. 2.1 million in supplies for convenience stores, among others.

-	Security and insurance costs increased by Ps. 5.1 million, or 12.6%, in 4Q13 compared with 4Q12.

-	Maintenance costs decreased by Ps. 6.4 million, or 9.9%, compared with 4Q12, mainly due to the fact that in 4Q12 there was more maintenance required for runways, platforms, buildings and facilities.

-	Utilities costs decreased by Ps. 4.3 million, or 11.5%, in 4Q13.

-	Employee costs decreased Ps. 3.0 million, or 2.9%, compared with 4Q12.

➢  Cost of improvements to concession assets (IFRIC 12) decreased by Ps. 3.2 million, or 3.6% during 4Q13.

Operating margin increased 380 basis points in 4Q13, from 42.5% in 4Q12 to 46.3% in 4Q13. Excluding the effects of IFRIC 12, operating margin increased 360 basis points from 45.8% in 4Q12 to 49.4% in 4Q13. The nominal value of our operating income increased Ps. 104.1 million (20.2%).

EBITDA margin increased 320 basis points, from 59.8% in 4Q12 to 63.0% in 4Q13. Excluding the effects of IFRIC 12, EBITDA margin increased 290 basis points, from 64.4% in 4Q12 to 67.3% in 4Q13.  The nominal value of EBITDA increased Ps. 119.1 million or 16.4%.

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

Fourth Quarter 2013 Report	Page 7 of 19

Finance expenses decreased Ps. 10.7 million in 4Q13 compared with 4Q12, from an expense of Ps. 1.8 million in 4Q12 to income of Ps. 8.9 million in 4Q13. Interest went from an expense of Ps. 7.1 million in 4Q12 to income of Ps. 7.0 million in 4Q13, which represented a net increase of Ps. 14.1 million. This effect was partially offset by a reduction in exchange rate income that went from Ps. 5.3 million in 4Q12 to Ps. 1.8 million in 4Q13, resulting in a net reduction of Ps. 3.5 million.

Net income and comprehensive income for 4Q13 increased by Ps. 368.8 million, or 70.0%, compared with 4Q12. Earnings before income taxes increased Ps. 114.9 million, from Ps. 514.6 million in 4Q12 to Ps. 629.5 million in 4Q13. Furthermore, income tax went from a benefit of Ps. 12.5 million in 4Q12 to a benefit of Ps. 266.4 million in 4Q13, which represented a net benefit to results of Ps. 253.9 million. This originated from an increase in the deferred income tax benefit of Ps. 207.4 million from 4Q12 to 4Q13, derived mainly from changes in the 2014 fiscal reform, which resulted in an increase of Ps. 199.0 million.

Consolidated results for full-year 2013.

Fourth Quarter 2013 Report	Page 8 of 19

- Net income and comprehensive income per share are calculated considering 561,000,000 outstanding shares.

U.S. dollar figures were converted from pesos to U.S. dollar at a rate of Ps. 13.0980 per U.S. dollar (noon buying rate on December 31, 2013, as published by the Board of Governors of the Federal Reserve).

Revenues (for full-year 2013)

•        Aeronautical revenues increased Ps. 250.6 million, or 7.4%.

•        Non-aeronautical revenues increased Ps. 162.0 million, or 16.1%.

•        Revenues from improvements to concession assets decreased Ps. 129.5 million, or 22.7%.

•        Total revenues increased Ps. 283.2 million, or 5.7%, compared with 2012.

-	Aeronautical revenues

Aeronautical revenues increased Ps. 250.6 million, mainly due to an Ps. 251.2 increase in passenger charges, as well as a combined increased of Ps. 22.0 million in aircraft landing, parking, security charges and other complementary services. On the other hand, during 2013 the Company did not receive revenues from the operation of airbuses and passenger walkways, a decline of a combined Ps. 22.6 million, due to the fact that since November 2012 these services are being provided by a third party.

-	Non-aeronautical revenues

Non-aeronautical revenues increased Ps. 162.0 million. Revenues from business lines operated by third parties increased Ps. 73.1 million, partially offset by a decline of Ps. 38.4 million in other commercial revenues, mainly due to one-time payments to the Company of Ps. 31.7 million received in 2012 for contract assignments that did not repeat in 2013. Revenues from business lines directly operated by the Company increased Ps. 66.8 million and recovery of cost revenues increased Ps. 22.1 million.

Fourth Quarter 2013 Report	Page 9 of 19

-	Revenues from improvements to concession assets

Revenues from improvements to concession assets (IFRIC 12) decreased Ps. 129.5 million, or 22.7%, due to a decrease in committed investments from lower investment commitments under our Master Development Programs for 2013, which was 22.7% lower than the investments undertaken in 2012.

Total operating costs for 2013 increased Ps. 23.5 million, or 0.8%, compared with 2012.

➢	Cost of services in 2013 increased Ps. 68.9 million, or 6.5%, compared with 2012, mainly due to the following factors:

-	Other operating costs increased Ps. 64.0 million, or 40.4% compared with 2012, due to the fact that in 2013 the Company incurred higher: i) professional fees related to legal defense, corporate consulting and the analysis of new businesses for a combined expense of Ps. 30.4 million, ii) commissions for advertising of Ps. 5.8 million, and iii) supplies for convenience stores of Ps. 7.5 million, among other increases. Additionally, during 2012, a penalty of Ps. 11.1 million was applied to a supplier due to failure to fulfill its contract. This penalty represented a decrease in expenses in 2012 but was not repeated in 2013. These increases were partially offset by a decrease in the reserve for doubtful accounts of Ps. 9.0 million in 2013.

Security and insurance costs increased Ps. 14.4 million, or 9.0%, in 2013 compared to 2012.

Fourth Quarter 2013 Report	Page 10 of 19

-	Utilities costs increased by Ps. 2.4 million, or 1.7%, in 2013.

-	Employee costs decreased Ps. 12.0 million, or 3.0%, compared to 2012.

➢	Cost of improvements to concession assets (IFRIC 12) decreased by Ps. 129.5 million, or 22.7%, in 2013.

Operating margin for 2013 increased 270 basis points from 42.7% in 2012 to 45.4% in 2013. Operating margin, excluding the effects of IFRIC 12, increased 130 basis points, from 48.3% in 2012 to 49.6% in 2013. The nominal value of operating income increased Ps. 259.7 million, or 12.3%.

EBITDA margin increased 280 basis points, from 59.5% in 2012 to 62.3% in 2013. EBITDA margin, excluding the effects of IFRIC 12, increased 80 basis points, from 67.2% in 2012 to 68.0% in 2013. The nominal value of EBITDA increased Ps. 315.7 million, or 10.7%.

Finance expenses increased Ps. 37.1 million in 2013, from an expense of Ps. 14.0 million in 2012 to an expense of Ps. 51.2 million in 2013. Interest went from income of Ps. 0.8 million in 2012 to an expense of Ps. 54.9 million in 2013, which represented a net change of Ps. 55.7 million, due to: i) a decrease of Ps. 21.3 million in the capitalization of interest on bank loans in 2013, ii) a Ps. 30.8 million decrease in the price of Pemex bonds and iii) a Ps. 3.6 million decrease in interest gains due to lower interest rates. This increase was partially offset by a reduction in the exchange rate loss that went from a loss of Ps. 14.8 million in 2012 to a gain of Ps. 3.8 million in 2013, resulting in a net reduction of Ps. 18.6 million.

Net income and comprehensive income in 2013 increased by Ps. 474.2 million, or 26.8%, compared to 2012. Earnings before income taxes increased from Ps. 2,099.5 million in 2012 to Ps. 2,322.0 million in 2013, representing an increase of Ps. 222.5 million. Furthermore, income taxes decreased Ps. 251.7 million due to an increase in the deferred income tax benefit, derived mainly from changes in the 2014 fiscal reform.

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport.

Regulated revenues for full year 2013 were Ps. 3,616.6 million, resulting from average aeronautical revenues of Ps. 145.6 per WLU. Regulated revenues accounted for 75.5% of the sum of aeronautical and non-aeronautical revenues for the period.

The SCT performs annual reviews of the Company’s compliance with the maximum rates and has confirmed that the Company complied for the year 2012. The SCT will review our compliance for 2013 during the second quarter of 2014.

Fourth Quarter 2013 Report	Page 11 of 19

Statement of Financial Position

As of December 31, 2013, the Company had a balance of cash and cash equivalents of Ps. 2,168.2 million. The amount of cash includes guaranteed deposits from airlines of Ps. 455.2 million.

As of December 31, 2013, the Company’s principal assets consisted of the net balance of the airport concessions’ value of Ps. 9,895.3 million, rights to use airport facilities of Ps. 1,213.8 million and improvements to concession assets, machinery and equipment, improvements to leased buildings, as well as advanced payments to suppliers of a combined Ps. 5,959.1 million. These balances represented approximately 38.9%, 4.8% and 23.4% of total assets, respectively.

The balance of deferred income tax assets increased by Ps. 520.9 million as of December 31, 2013 as compared to December 31, 2012.  This increase was primarily due to the fact that the accounting values of the airport concessions’ assets, rights to use airport facilities and improvements to concession assets do not include the effects of inflation. As a result, the book values are lower than the taxable values, which do recognize inflationary effects. In addition, changes derived from the fiscal reforms that take effect in 2014, also contributed to the increase in deferred income taxes.

CAPEX

During 2013, the Company invested Ps. 645.7 million in capital expenditures, mainly for investments carried out during 2013, as well as for investments for which payment was pending at the close of 2012, in accordance with IAS 7 “Statement of Cash Flows”.

Recent Events

  On January 24, 2014, the Company received a disbursement of Ps. 74.4 million from its line of credit granted on April 10, 2013 with BBVA Bancomer for the Guadalajara and Puerto Vallarta airports.

  On February 4, 2014, the Company pre-paid an outstanding balance corresponding to the second disbursement of the loan agreement entered into with Banamex on December 9, 2009 and the balance of the loan agreement entered into with HSBC on December 10, 2009. The amount paid was Ps. 108.8 million to each bank. These payments liquidated all outstanding balances on these loans.

Fourth Quarter 2013 Report	Page 12 of 19

Changes to Accounting Policies

Beginning January 1, 2014, the following International Financial Reporting Standards (“IFRS”) came into effect:

•	IFRS 13, “Fair Value Measurement”
•	IFRIC 21 “Levies”
•	Amendment to IFRS 7 “Disclosures — Offsetting Financial Assets and Financial Liabilities”
•	Amendment to IFRS “Annual improvements to IFRS 2009-2011, except for the amendments to IAS 1”
•	Amendment to IAS 1, “Presentation of Concepts from Other Comprehensive Income”

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Fourth Quarter 2013 Report	Page 13 of 19

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	4Q12	4Q13	Change	12M12	12M13	Change
Guadalajara						
Aeronautical services	313,706	353,804	12.8%	1,221,886	1,313,433	7.5%
Non aeronautical services	84,735	102,225	20.6%	339,221	383,075	12.9%
Improvements to concession assets (IFRIC 12)	28,659	33,188	15.8%	132,211	239,182	80.9%
Total Revenues	**427,100**	**489,217**	**14.5%**	**1,693,317**	**1,935,689**	**14.3%**
Operating Income	214,919	291,739	35.7%	915,019	1,056,789	15.5%
EBITDA	**274,749**	**350,779**	**27.7%**	**1,155,557**	**1,293,245**	**11.9%**
Tijuana						
Aeronautical services	125,767	147,744	17.5%	486,674	546,309	12.3%
Non aeronautical services	31,711	36,724	15.8%	113,157	136,413	20.6%
Improvements to concession assets (IFRIC 12)	37,609	1,277	-96.6%	49,762	9,433	-81.0%
Total Revenues	**195,086**	**185,744**	**-4.8%**	**649,593**	**692,155**	**6.6%**
Operating Income	61,470	88,666	44.2%	241,563	324,698	34.4%
EBITDA	**93,637**	**121,512**	**29.8%**	**371,879**	**455,540**	**22.5%**
Puerto Vallarta						
Aeronautical services	113,474	115,158	1.5%	451,560	460,433	2.0%
Non aeronautical services	40,737	41,358	1.5%	159,754	166,495	4.2%
Improvements to concession assets (IFRIC 12)	15,657	17,675	12.9%	88,139	23,716	-73.1%
Total Revenues	**169,868**	**174,191**	**2.5%**	**699,454**	**650,646**	**-7.0%**
Operating Income	72,484	70,820	-2.3%	298,352	304,293	2.0%
EBITDA	**103,297**	**102,565**	**-0.7%**	**416,855**	**430,983**	**3.4%**
Los Cabos						
Aeronautical services	137,562	147,298	7.1%	543,341	604,215	11.2%
Non aeronautical services	76,974	84,128	9.3%	268,587	335,338	24.9%
Improvements to concession assets (IFRIC 12)	- 36,157	2,293	-106.3%	173,878	13,872	-92.0%
Total Revenues	**178,379**	**233,719**	**31.0%**	**985,807**	**953,427**	**-3.3%**
Operating Income	121,185	120,827	-0.3%	487,327	527,153	8.2%
EBITDA	**154,135**	**162,269**	**5.3%**	**602,711**	**692,208**	**14.8%**

Fourth Quarter 2013 Report	Page 14 of 19

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

Airport	4Q12	4Q13	Change	12M12	12M13	Change
Hermosillo						
Aeronautical services	44,573	45,734	2.6%	168,732	173,831	3.0%
Non aeronautical services	9,108	11,227	23.3%	31,790	40,139	26.3%
Improvements to concession assets (IFRIC 12)	6,417	- 224	-103.5%	11,564	78	-99.3%
Total Revenues	**60,097**	**56,737**	**-5.6%**	**212,086**	**214,048**	**0.9%**
Operating Income	13,432	23,541	75.3%	68,319	86,160	26.1%
EBITDA	**24,302**	**34,436**	**41.7%**	**111,684**	**129,611**	**16.1%**
Guanajuato						
Aeronautical services	40,226	44,420	10.4%	156,768	163,010	4.0%
Non aeronautical services	8,266	11,890	43.9%	34,987	40,808	16.6%
Improvements to concession assets (IFRIC 12)	14,215	469	-96.7%	45,211	7,009	-84.5%
Total Revenues	**62,707**	**56,779**	**-9.5%**	**236,966**	**210,827**	**-11.0%**
Operating Income	17,905	24,751	38.2%	73,969	82,161	11.1%
EBITDA	**27,529**	**35,181**	**27.8%**	**112,803**	**122,941**	**9.0%**
Others (1)						
Aeronautical services	85,156	93,813	10.2%	337,021	355,385	5.4%
Non aeronautical services	14,502	20,536	41.6%	60,956	68,223	11.9%
Improvements to concession assets (IFRIC 12)	21,497	30,060	39.8%	69,468	147,437	112.2%
Total Revenues	**121,155**	**144,409**	**19.2%**	**467,444**	**571,044**	**22.2%**
Operating Income	780	4,602	489.8%	12,101	21,594	78.5%
EBITDA	**29,458**	**39,953**	**35.6%**	**139,225**	**151,156**	**8.6%**
Total						
Aeronautical services	860,464	947,971	10.2%	3,365,982	3,616,616	7.4%
Non aeronautical services	266,032	308,088	15.8%	1,008,452	1,170,492	16.1%
Improvements to concession assets (IFRIC 12)	87,896	84,737	-3.6%	570,233	440,728	-22.7%
Total Revenues	**1,214,392**	**1,340,796**	**10.4%**	**4,944,667**	**5,227,837**	**5.7%**
Operating Income	502,175	624,946	24.4%	2,096,650	2,402,848	14.6%
EBITDA	**707,107**	**846,695**	**19.7%**	**2,910,715**	**3,275,682**	**12.5%**

(1) “Others” include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Fourth Quarter 2013 Report	Page 15 of 19

Exhibit B: Consolidated Statement of Financial Position (in thousands of pesos):

Fourth Quarter 2013 Report	Page 16 of 19

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

Fourth Quarter 2013 Report	Page 17 of 19

Exhibit D: Consolidated Statement of Comprehensive Income (in thousands of pesos):

4Q12	4Q13	Change	12M12	12M13	Change
Revenues						
Aeronautical services	860,464	947,971	10.2%	3,365,982	3,616,616	7.4%
Non aeronautical services	266,032	308,088	15.8%	1,008,452	1,170,492	16.1%
Improvements to concession assets (IFRIC 12)	87,896	84,737	-3.6%	570,233	440,728	-22.7%
Total revenues	**1,214,392**	**1,340,796**	**10.4%**	**4,944,667**	**5,227,836**	**5.7%**
Operating costs						
Costs of services:	305,449	307,858	0.8%	1,060,002	1,128,951	6.5%
Employee costs	104,892	101,872	-2.9%	402,607	390,606	-3.0%
Maintenance	64,927	58,484	-9.9%	200,022	200,224	0.1%
Safety, security & insurance	40,180	45,243	12.6%	159,379	173,748	9.0%
Utilities	37,201	32,909	-11.5%	139,479	141,855	1.7%
Other	58,248	69,350	19.1%	158,515	222,518	40.4%
Technical assistance fees	38,376	44,558	16.1%	155,072	171,470	10.6%
Concession taxes	55,968	62,270	11.3%	217,295	237,728	9.4%
Depreciation and amortization	209,563	224,496	7.1%	827,230	883,235	6.8%
Other expense (income)	693	-3,692	-632.6%	1,333	-7,453	-658.9%
Cost of improvements to concession assets (IFRIC 12)	87,896	84,737	-3.6%	570,233	440,728	-22.7%
Total operating costs	**697,947**	**720,227**	**3.2%**	**2,831,165**	**2,854,659**	**0.8%**
Operating income	**516,445**	**620,569**	**20.2%**	**2,113,502**	**2,373,177**	**12.3%**
Finance income (expense)	-1,850	8,887	-580.4%	-14,023	-51,159	264.8%
Earnings before income taxes	**514,596**	**629,456**	**22.3%**	**2,099,479**	**2,322,018**	**10.6%**
Income taxes	12,521	266,432	2028.0%	-327,449	-75,788	-76.9%
Net income and comprehensive income	**527,117**	**895,889**	**70.0%**	**1,772,030**	**2,246,230**	**26.8%**

Fourth Quarter 2013 Report	Page 18 of 19

Exhibit E: Consolidated Stockholders’ Equity (in thousands of pesos):

As a part of the adoption of International Financial Reporting Standards (IFRS), the effects of inflation recognized under capital stock pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because the accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to Stockholders Equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to the Stock Exchanges, the consolidated results will continue being prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Exhibit F: Other Operating Data:

WLU – Workload units represent passenger traffic plus units (1 cargo unit = 100 kilograms of cargo)

Fourth Quarter 2013 Report	Page 19 of 19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date:  February 27, 2014